Exhibit 99.1

Lianhe Sowell International Group Ltd Entered into Sales Agreements for 500 Nine-Axis Linkage Spray Painting Robots

Shenzhen, China, June 5, 2025 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company” or “Lianhe Sowell”), a provider of machine vision products and solutions applied in a wide range of businesses across industries in China, today announced the Company has entered into sales agreements with seven equipment sales agents for sales of 500 Nine-Axis Linkage Spray Painting Robots (the “Painting Robots”) with full delivery estimated to be completed by Q1 2026. The successful sales of the Painting Robots will help Lianhe Sowell grow as a pioneer in intelligent painting robotics in China’s vehicle repair and maintenance industry, and underscores its dedication to advancing industrial automation through innovative, high-efficiency solutions.

(Sales Agreements Signing Ceremony of the Painting Robots -1)

As the first major contracts secured post-NASDAQ listing, the agreements represent a pivotal achievement for Lianhe Sowell. The Painting Robots to be delivered will be equipped with an advanced 3D vision recognition system, enabling real-time surface mapping and dynamic path optimization for continuous multi-component or full-vehicle painting operations. This technology guarantees consistent coating uniformity while reducing material waste by up to 30%, cutting operational timelines by 25%, delivering substantial cost savings for Lianhe Sowell’s clients.

The entry into the sales agreements and collaboration with the equipment sales agents demonstrates the market’s confidence in the Company’s technological advantage and product reliability. Lianhe Sowell remains committed to amplifying R&D investments and driving collaborative innovation to deliver next-generation automation solutions tailored to evolving industry demands.

Representatives from the sales agents commented: “Lianhe Sowell’s Painting Robots set a new benchmark in operational flexibility and performance excellence. We are confident this solution will catalyze intelligent transformation across manufacturing sectors, enabling clients to optimize costs and strengthen competitive positioning.”

(Sales Agreements Signing Ceremony of the Painting Robots -2)

These 500-unit orders cement Lianhe Sowell’s success in the design of intelligent painting robotics market. Since the Company’s NASDAQ debut, large-scale contracts have validated its strategic roadmap, while global application expansion and a diversified solution portfolio have positioned Lianhe Sowell for sustained growth.

According to the global strategy of Lianhe Sowell International Group Ltd, the Company plans to intensify collaborations across the industrial ecosystem to pioneer smart manufacturing advancements. By embedding industrial vision technology into global supply chains and deploying AI-driven robotics for scalable industrial upgrades, the Company is poised to solidify its role as a global leader in high-end intelligent robotics for the manufacturing sector.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: http://www.sowellrobot.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected sales of the products. No assurances can be made that the proposed transactions will be consummated on the terms or timeframe currently contemplated, or at all. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

ir@sowellrobot.com

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214

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